UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002

Commission File No. 1-4329

Cooper Tire & Rubber Company
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

COOPER TIRE & RUBBER COMPANY
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	34-4297750 (I.R.S. employer identification no.)

Lima and Western Avenues, Findlay, Ohio 45840
(Address of principal executive offices)
(Zip code)

(419) 423-1321
(Registrant’s telephone number, including area code)

Cooper Tire & Rubber Company
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

ITEM 1. Not applicable.

ITEM 2. Not applicable.

ITEM 3. Not applicable.

ITEM 4. FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of the Cooper-Standard Automotive (Gaylord, Michigan Plant) UAW Local 388 Collectively Bargained Savings and Retirement Plan for the fiscal year ended December 31, 2002, together with the report of Ernst & Young LLP, independent auditors, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS:

(23)	Consent of Independent Auditors

(99)	Certification Pursuant To 18 U.S.C. § 1350

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

COOPER TIRE & RUBBER COMPANY

/s/ Charles F. Nagy CHARLES F. NAGY Assistant Treasurer Plan Aministrator

Date: June 26, 2003

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

December 31, 2002 and June 30, 2002 and the Six Months Ended December 31, 2002
with Report of Independent Auditors

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Financial Statements and Supplemental Schedule

December 31, 2002 and June 30, 2002
Six Months Ended December 31, 2002

Report of Independent Auditors

Pension Committee
Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

We have audited the accompanying statements of assets available for benefits of Cooper-Standard Automotive (Gaylord, Michigan Plant) UAW Local 388 Collectively Bargained Savings and Retirement Plan (the Plan) as of December 31, 2002 and June 30, 2002 and the related statement of changes in assets available for benefits for the six months ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and June 30, 2002, and the changes in its assets available for benefits for the six months ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

May 19, 2003

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Statements of Assets Available for Benefits

	December 31	June 30
	2002	2002

Assets

Investments (at fair value):

Interest in investment trust	$1,708,208	$1,639,331

Mutual funds	946,487	1,167,549

Participant loans	97,603	122,204

Total investments	2,752,298	2,929,084

Cash	17,140	11,596

Receivables:

Employer’s contribution	—	4,025

Participants’ contribution	—	1,155

Total receivables	—	5,180

Assets available for benefits	$2,769,438	$2,945,860

See accompanying notes.

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Statement of Changes in Assets Available for Benefits

Six Months Ended December 31, 2002

Additions:

Employer contributions	$30,454

Participant contributions	103,781

Interest and dividends	49,776

Total additions	184,011

Deductions:

Net depreciation in fair value of investments	320,192

Benefit payments	40,241

Total deductions	360,433

Net decrease	(176,422)

Assets available for benefits at beginning of year	2,945,860

Assets available for benefits at end of year	$2,769,438

See accompanying notes.

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Notes to Financial Statements

December 31, 2002

1. Description of Plan

The following description of Cooper-Standard Automotive (Gaylord, Michigan Plant) UAW Local 388 Company Collectively Bargained Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees who have completed the 90 day probationary period and are covered by the collective bargaining agreement between UAW Local 388 and Cooper-Standard Automotive (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 15 percent of their pretax compensation. The Company contributes 50 percent of the first 5 percent of base compensation that the participant contributes to the Plan. All employer matching contributions were invested in the Cooper Tire and Rubber Company Stock Fund.

Upon enrollment, a participant may direct their contributions to any of the Plan’s investment fund options.

Participant Accounts

Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions, their allocation of the Company’s contributions and Plan earnings.

Vesting

The participants are immediately vested in their contributions and the Company’s contributions plus actual earnings thereon.

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Notes to Financial Statements (Continued)

1. Description of Plan (continued)

Participant Loans

     Participants may borrow the lesser of 100 percent of their participant elected contributions account or 50 percent of the vested value of their entire account. In no event should the maximum loan exceed $50,000. The interest rate is established based on the prime rate. Interest rates as of December 31, 2002 range from 4.25% to 9.5%. The loan repayment schedule can be no longer than 54 months. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

In the event of retirement, death, termination, permanent disability or other separation from service, participants shall be entitled to receive an amount equal to the value of the vested interest in their account. Payment of benefits may be taken in a lump sum cash distribution or in various annuity options.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to terminate the Plan subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Recognition

Except for the investments contracts held in the Investment Trust, the Plan’s investments are stated at fair value, which equals the quoted market price on the last business day of the Plan year. The shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawal plus accrued interest, because these investments have fully-benefit responsive features. There are no reserves against contract values for credit risk of

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (continued)

Investments Valuation and Recognition (continued)

contract issues or otherwise. The average yield was approximately 5.1% in 2002. The crediting interest rate of these investment contracts is reset monthly by the issuer but cannot be less than zero and ranged from 2.1% to 6.4% at December 31, 2002.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date.

Administrative Expenses

All costs and expenses incurred in administering the Plan are charges to the Plan, unless otherwise paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During the six months ended December 31, 2002, the Plan’s investments (including investments purchased, sold as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Interest in investment trust	$(184,484)

Mutual funds	(135,708)

$(320,192)

Investments that exceed 5% of the Plan assets available for benefits are as follows:

	December 31	June 30
	2002	2002

Washington Mutual Investors Fund	$603,249	$783,912

Aim Balanced Fund	200,258	227,282

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Notes to Financial Statements (Continued)

4. Investment Trust

     Certain investments of the Plan are held in an Investment Trust, which also combines similar investments of the other defined contribution plans sponsored by Cooper Tire & Rubber Company. The Plan’s interest in the Investment Trust was determined by the Plan’s relative asset value to the Investment Trust’s total asset value at the end of the year. Investment income is allocated to the Plan based on its pro-rata share in the net assets of the Investment Trust.

     At December 31, 2002 and June 30, 2002, the Plan’s interest in the net assets of the Investment Trust was approximately 0.69% and 0.58%, respectively.

     The following presents the fair value of investments in the Investment Trust:

	December 31	June 30
	2002	2002

Cooper Tire & Rubber Company common stock*	$124,386,354	$157,505,783

Investment contracts*	119,167,527	106,201,748

Money market mutual fund	4,013,166	20,036,047

Total assets	$247,569,047	$283,743,578

     *Nonparticipant-directed

The fair value of the investment contracts was $122,235,019 and $126,074,672 at December 31, 2002 and June 30, 2002, respectively.

Investment income for the Investment Trust for the period July 1 to December 31, 2002 is as follows:

Interest and dividends	$4,843,963

Net depreciation of fair value of investments:

Common stock	(39,102,871)

Money market mutual fund	–

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Notes to Financial Statements (Continued)

5. Nonparticipant-Directed Investments

The Cooper Tire & Rubber Company Investment Trust is a nonparticipant-directed investment. Information about the significant components of changes in net assets related to the nonparticipant-directed investment is as follows for the six months ended December 31, 2002:

Contributions	$15,957,279

Interest and dividends	4,843,777

Net depreciation in fair value of investment	(39,102,871)

Participant withdrawals	(657,387)

Transfers out to other investment options	(1,192,448)

6. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated February 7, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee, and, therefore, these transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Employer ID # 34-0549970
Plan # 014

Schedule H, Line 4(i) — Schedule of Assets (Held At End of Year)

December 31, 2002

	Description of Investment
Identity of Issue,	Including Maturity Date,
Borrower, Lessor or	Rate of Interest, Collateral,	Current
Identity of Issue	Par or Maturity Value	Value

American Funds	Washington Mutual Investors Fund	$603,249

Aim Funds Group	Aim Balanced Fund	200,258

* National City Bank	Armada Equity Index Fund #42	105,957

Invesco Funds	Invesco Dynamics Fund	13,772

Janus Funds	Janus Worldwide Fund	16,013

American Funds	Investment Company of America	5,328

MFS Family of Funds	Massachusetts Investors Growth Stock Funds	1,910

*Plan participants	Participant Loans, interest rates ranging from 4.25% to 9.5%	97,603

		$1,044,090

*Party-in-interest.